UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A    .

Sale of KB Financial Group Common Shares Held by Kookmin Bank

On July 7, 2011, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), resolved to approve the sale of common shares of KB Financial Group held by Kookmin Bank (the “Shares”). Details of such sale (the “Sale”) are as follows:

•	Total number of Shares sold by Kookmin Bank: 34,966,962

•	Sale amount: KRW 1,811,288,631,600

•	Total number of shares of KB Financial Group to be held by Kookmin Bank following the Sale: none

•	Expected trade date for the Sale: July 8, 2011

•	Date of relevant resolution by the board of directors of Kookmin Bank: July 7, 2011

•	Other relevant information:

•	Taking into consideration the terms and conditions of the sale agreement and market conditions, the Shares are expected to be sold pursuant to a block trade outside the normal trading hours.

•

The Sale amount above is calculated by applying the relevant discount rate to the closing price of the Shares as of July 7, 2011, and does not take into account any applicable fees or taxes to be paid in connection with the Sale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 8, 2011	By:/s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO